Exhibit 99.103
September 8, 2006
FILED BY SEDAR

Saskatchewan Financial Services Commission	jtraub@casselsbrock.com
(Securities Division)	tel (416) 860-6526
Manitoba Securities Commission	fax (416) 360-3196
Autorité des marchés financiers	file # 38046-3
New Brunswick Securities Commission
Nova Scotia Securities Commission
Newfoundland and Labrador, Securities Division,
Department of Government Services and Lands
Registrar of Securities, Prince Edward Island
Dear Sirs/Mesdames:

RE:	Blue Pearl Mining Ltd. (Issuer No. 12509)
SEDAR Project Number: 976487
By filing of this letter, we hereby add the above-noted jurisdictions as recipient agencies to this filing.
Yours truly,
(signed)
Jennifer Traub

Cassels Brock & Blackwell LLP	2100 Scotia Plaza, 40 King Street West, Toronto Canada M5H 3C2
tel 416.869.5300 fax 416.360.8877 www.casselsbrock.com